EX-99.77J REVALUATION

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended July 31, 2011, the O’Shaughnessy Funds made the following permanent tax adjustments on the statements of assets and liabilities:

	Undistributed	Accumulated Net
	Net Investment	Realized
	Income/(Loss)	Gain/(Loss)	Paid-in Capital
All Cap Core Fund	$—	$—	$—
Enhanced Dividend Fund	249	(249)	—
Small/Mid Cap Growth Fund	32,559	(7,439)	(25,120)

The reclassifications have no effect on net assets or net asset value per share.